                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                          First Commercial Corporation
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, $3.00 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   319825105
                                 --------------
                                 (CUSIP Number)

                               Richard D. Horsley
                 Vice Chairman and Executive Financial Officer
                         Regions Financial Corporation
                             417 North 20th Street
                           Birmingham, Alabama  35203
                                 (205) 326-7100
                                 --------------

                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                February 8, 1998
                       ---------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

------------------------------------------------------------------------------------------------------
CUSIP No.:   319825105
             ----------------

------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person:                      Regions Financial Corporation
                                    ------------------------------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person:
                                                             -----------------------------------------
                                   I.R.S. Identification No. 63-0589368
         ---------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         a.      [ ]              b.       [ ]

------------------------------------------------------------------------------------------------------

3.       SEC Use Only

------------------------------------------------------------------------------------------------------

4.       Source of Funds (see Instructions):                [WC; OO]
                                            ----------------------------------------------------------

------------------------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
         or 2(e):  [ ]

------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:          Delaware
                                                ------------------------------------------------------

------------------------------------------------------------------------------------------------------


                          7.      Sole Voting Power:                             *
                                                    --------------------------------------------------

Number of                 8.      Shared Voting Power:                          0*
Shares Beneficially                                   ------------------------------------------------
Owned by
Each Reporting            9.      Sole Dispositive Power:                        *
Person With                                               --------------------------------------------

                          10.     Shared Dispositive Power:                     0*
                                                           -------------------------------------------

------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:           *
                                                                       -------------------------------

------------------------------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions):      [ ]

------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11:                   16.6%**
                                                          --------------------------------------------

------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions):           CO
                                                       -----------------------------------------------

------------------------------------------------------------------------------------------------------

* The shares that are the subject of this filing are purchasable by Regions Financial Corporation ("Regions") upon exercise of an option (the "Option") issued to Regions on February 8, 1998, and described in Item 4 of this report. Prior to the exercise of the Option, Regions is not entitled to any rights as a stockholder of First Commercial Corporation ("FCC") as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Regions expressly disclaims beneficial ownership of any of the shares of common stock of FCC which are purchasable by Regions upon exercise of the Option.

**   The percentage indicated represents the percentage of the total outstanding shares of common stock of FCC as of February 8, 1998, taking into consideration the 7,480,450 shares of FCC common stock issuable pursuant to the Option. For the reasons discussed in the footnote above, Regions expressly disclaims beneficial ownership of any of the shares of common stock of FCC which are purchasable by Regions upon exercise of the Option.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of FCC, $3.00 par value per share (together with any associated preferred stock purchase rights, "FCC Common Stock"). FCC is an Arkansas corporation whose principal executive offices are located at 400 West Capital Avenue, Second Floor, Little Rock, Arkansas 72201.

ITEM 2.     IDENTITY AND BACKGROUND.

         This statement is being filed by Regions, a Delaware chartered bank holding company whose principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203.

         To the best of Regions' knowledge, during the last five years, neither Regions nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has Regions or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of Regions.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that shares of FCC Common Stock as described in Item 4 would be purchased with working capital funds of Regions.

ITEM 4.     PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger, dated as of February 8, 1998 (the "Agreement"), by and between Regions and FCC, and in consideration thereof, FCC issued an option to Regions on February 8, 1998 (the "Option") to purchase, under certain conditions, up to 7,480,450 shares of FCC Common Stock subject to adjustment under certain circumstances at a purchase price of $59.00 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to Regions pursuant to a Stock Option Agreement, dated as of February 8, 1998 (the "Option Agreement"), between Regions and FCC.

         The Agreement provides, among other things, for the merger of FCC with and into Regions, with Regions as the corporation surviving from the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of the FCC and Regions stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of FCC Common Stock (including any associated preferred stock purchase rights, but excluding shares held by FCC, or Regions, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted and shares subject to dissenters' rights) issued and outstanding shall be converted into 1.7 shares, subject to possible adjustment under certain circumstances as set forth in the Agreement, of the common stock of Regions, $.625 par value per share ("Regions Common Stock") (the "Exchange Ratio").

         Under the Agreement, FCC has the right to terminate the Agreement during the ten-day period commencing two days after the Determination Date (as defined in the Agreement) if (i) the Average Closing Price (as defined in the Agreement) of Regions Common Stock is less than the product of .80 and the

Starting Price (as defined in the Agreement), and (ii) (a) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "Regions Ratio") shall be less than (b) the quotient obtained by dividing the Index Price (as defined in the Agreement) on the Determination Date by the Index Price on the Starting Date (as defined in the Agreement) and subtracting 0.15 from the quotient. Regions has the right to elect to adjust the Exchange Ratio in accordance with the terms of the Agreement, and thereby eliminate FCC's right to terminate the Agreement.

         If (i) Regions is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, Regions may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

         (A) FCC shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Regions or any subsidiary of Regions) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving FCC or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 20 percent or more of the consolidated assets of FCC and its subsidiaries, or (3) the issuance, sale or other disposition of 20 percent or more of the voting securities of FCC or any of its subsidiaries; or

         (B) any third party (other than Regions or any subsidiary of Regions) acquires, or obtains the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of FCC Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or breach of any covenant by FCC (each a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (A) the commencement by any third party of a tender or exchange offer to purchase 15 percent or more of the outstanding shares of FCC Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the stockholders of FCC to approve the Agreement, the failure to hold a meeting of the FCC stockholders to approve the Agreement, or the withdrawal or modification in a manner adverse to Regions, of the recommendation of FCC's Board of Directors with respect to the Agreement (each a "Preliminary Purchase Event"); (iii) 12 months after the termination of the Agreement by Regions pursuant to a Default Termination; or (iv) 12 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

         The Option Agreement also sets forth that:

                 (i) a holder's (including Regions') Total Profit relating to the Option may not exceed $130 million and, if it otherwise would exceed such amount, the holder, at its sole election, shall either (A) reduce the number of shares of FCC Common Stock subject to the Option,
         (B) deliver to FCC for cancellation Option Shares previously purchased by Regions, (C) pay cash to FCC, or (D) any combination of the foregoing, so that the holder's actually realized Total Profit shall not exceed $130 million after taking into account the foregoing actions; and

                 (ii) the Option may not be exercised for a number of shares of FCC Common Stock as would, as of the date of exercise, result in a Notional Total Profit of more than $130 million;

         provided, that nothing in this clause (ii) shall restrict any exercise of the Option permitted hereby on any subsequent date.

         For purposes of the Option Agreement, the term "Total Profit" shall mean the aggregate sum (prior to the payment of taxes) of the following: (i) the amount received by the holder pursuant to FCC's repurchase of the Option (or any portion thereof) pursuant to terms set forth in the Option Agreement;
(ii) (A) the amount received by the holder pursuant to FCC's repurchase of Option Shares under the Option Agreement, less (B) the holder's purchase price for such Option Shares; (iii) (A) the net cash amounts received by the holder pursuant to the sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated person, less
(B) the holder's purchase price of such Option Shares; and (iv) any amounts received by the holder on the transfer of the Option (or any portion thereof) to any unaffiliated person.

         For purposes of the Option Agreement, the term "Notional Total Profit" with respect to any number of shares of FCC Common Stock as to which Regions may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Regions and its affiliates as of such date, were sold for cash at the closing sale price per share of FCC Common Stock as quoted on the Nasdaq National Market (or, if FCC Common Stock is not then quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Regions) as of the close of business on the preceding trading day (less customary brokerage commissions).

         At the request of Regions at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of FCC Common Stock, and ending upon the earlier of 18 months immediately thereafter or termination of the Option, FCC will repurchase from Regions (i) the Option, and (ii) all shares of FCC Common Stock purchased by Regions pursuant to the Option Agreement, at a specified price.

         Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of FCC with, or sale by FCC of substantially all of its assets to, a third party (other than Regions or a subsidiary of Regions), the Option must be converted into, or exchanged for, an option, at the election of Regions, of another corporation or FCC (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

         A copy of the Agreement and the Option Agreement is incorporated by reference herein as Exhibits 1 and 2, respectively, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.    INTEREST IN SECURITIES OF FCC.

         The 7,480,450 shares of FCC Common Stock which are purchasable by Regions upon exercise of the Option are equal to approximately 19.9 percent of FCC Common Stock, based on the 37,590,428 shares of FCC Common Stock issued and outstanding on February 8, 1998, before taking into consideration the 7,480,450 shares of FCC Common Stock that would be issued pursuant to the Option.

         The Option contains anti-dilution provisions which provide that the number of shares of FCC Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in FCC Common Stock or the subdivision or reclassification of FCC Common Stock, as set forth in the Option Agreement. If any additional shares of FCC Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option), shall be adjusted so that such number of shares following such issuance shall not exceed the lesser of
(i) 19.9 percent of the number of shares of FCC Common Stock then issued and outstanding without giving effect to the Option, and (ii) that minimum number of shares of FCC Common Stock which when aggregated with any other shares of FCC Common Stock beneficially owned by Regions or any Affiliate thereof would cause the provisions of certain Arkansas takeover laws to be applicable to the Merger.

         Regions expressly disclaims any beneficial ownership of the shares of FCC Common Stock which are purchasable by Regions upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

         Other than as set forth in this Item 5 and except with respect to 1,426 shares of FCC Common Stock held by a Regions subsidiary in a fiduciary capacity, to the best of Regions' knowledge (i) neither Regions nor any subsidiary or affiliate of Regions or any of its or their executive officers or directors beneficially owns any shares of FCC Common Stock, and (ii) there have been no transactions in the shares of FCC Common Stock effected during the past 60 days by Regions, nor to the best of Regions' knowledge, by any subsidiary or affiliate of Regions or any of its or their executive officers or directors.

         No other person is known by Regions to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FCC Common Stock obtainable by Regions upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF FCC.

         Other than the Agreement, including the Option Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of Regions' knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between such persons and any person with respect to any securities of FCC.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         The Agreement and the Option Agreement are filed herewith as Exhibits 1 and 2, respectively.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  REGIONS FINANCIAL CORPORATION



Date:   February 18, 1998         By:  /s/ Richard D. Horsley
      -----------------------         ------------------------------------------
                                        Richard D. Horsley
                                        Vice Chairman and Executive Financial
                                        Officer

                                                              APPENDIX TO ITEM 2



                                                             Principal occupation or employment,
                                  Position with Regions      name of business, principal business,
Name                              Financial Corporation      and principal business address
----------------------            ---------------------      --------------------------------------
Carl E. Jones, Jr.                President and Chief        President and Chief Executive Officer
                                  Executive Officer          Regions
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202

J. Stanley Mackin                 Chairman of the Board      Chairman of the Board
                                                             Regions and Regions Bank
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202

Sheila S. Blair                   Director                   Executive Director
                                                             Greater Birmingham Foundation
                                                             (community foundation)
                                                             Post Office Box 131027
                                                             Birmingham, Alabama  35213

William R. Boles, Sr.             Director                   Attorney
                                                             Boles, Boles & Ryan (law firm)
                                                             1805 Tower Drive
                                                             Monroe, Louisiana  71201-4937

James B. Boone, Jr.               Director                   Chairman of the Board
                                                             Boone Newspapers, Inc.
                                                             (newspaper publishing, management and
                                                             ownership)
                                                             Post Office Box 2370
                                                             Tuscaloosa, Alabama  35403

Albert P. Brewer                  Director                   Professor of Law and Government,
                                                             Samford University
                                                             (educational institution)
                                                             800 Lakeshore Drive
                                                             Birmingham, Alabama  35229

James S.M. French                 Director                   Chairman and President
                                                             Dunn Investment Co.
                                                             (construction, construction materials,
                                                             investments)
                                                             Post Office Box 247
                                                             Birmingham, Alabama  35201

                                                             Principal occupation or employment,
                                  Position with Regions      name of business, principal business,
Name                              Financial Corporation      and principal business address
----                              ---------------------      ------------------------------
Olin B. King                      Director                   Chairman and CEO
                                                             SCI Systems, Inc. (diversified
                                                             electronics manufacturer)
                                                             Post Office Box 1000
                                                             Huntsville, Alabama  35804

Henry E. Simpson                  Director                   Attorney,
                                                             Lange, Simpson, Robinson & Somerville
                                                             (law firm)
                                                             1700 First Alabama Bank Building
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35203

Lee J. Styslinger, Jr.            Director                   Chairman
                                                             ALTEC Industries, Inc.
                                                             (manufacturer of mobile utility
                                                             equipment)
                                                             Post Office Box 10264
                                                             Birmingham, Alabama  35202

Richard D. Horsley                Director                   Vice Chairman of the Board and
                                                             Executive Financial Officer
                                                             Regions and Regions Bank
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202

Robert J. Williams                Director                   Chairman and Chief Executive Officer
                                                             Terminix Services, Inc.
                                                             (pest control company)
                                                             P.O. Box 16667
                                                             Mobile, Alabama  36616

Joe M. Hinds, Jr.                 Regional President         Regional President
                                                             Regions
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202

                                                             Principal occupation or employment,
                                  Position with Regions      name of business, principal business,
Name                              Financial Corporation      and principal business address
----                              ---------------------      ------------------------------
Sam P. Faucett                    Regional President         Regional President
                                                             Regions
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202

Wilbur B. Hufham                  Regional President         Regional President
                                                             Regions
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202

William E. Jordan                 Regional President         Regional President
                                                             Regions
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202

Peter D. Miller                   Regional President         Regional President
                                                             Regions
                                                             417 North 20th Street
                                                             Birmingham, Alabama  35202